Exhibit 99.1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

ABER DIAMOND CORPORATON COMPLETES PURCHASE OF
MAJORITY INTEREST IN HARRY WINSTON INC.

Aber combines the strategic "bookends" of the diamond business — mining and retailing

TORONTO AND NEW YORK, April 2, 2004 — Aber Diamond Corporation ("Aber" or the "Company") (TSX-ABZ, Nasdaq-ABER), the premier publicly traded diamond company, Harry Winston Inc. ("Harry Winston"), one of the world's leading luxury jewellery and watch retailers, and Fenway Partners, Inc., a New York-based private investment firm, today announced that Aber has acquired a 51% controlling interest in Harry Winston.

"This investment in Harry Winston is the next step in realizing our objective of building value in a diamond business that exploits synergies between the two bookends of the diamond pipeline, mining and retailing" said Mr. Robert Gannicott, CEO of Aber. "These are the two segments of the industry with the most attractive returns of a scale interesting to a public company. We believe that our strength and knowledge as a diamond producer will enhance Harry Winston's access to the appropriate polished diamonds to support growth in its business."

"This is a great day in the 70 year history of Harry Winston", said Mr. Ronald Winston, Chairman of Harry Winston Inc. "Aber's investment in our company and the relationships it brings will allow us to expand into new markets, and introduce new product offerings. It fulfills my father's dream of creating a company that extends from the mine to the finished jewel."

Fenway purchased a 55% interest in Harry Winston in December 2000. Mr. Peter Lamm, Chairman and Chief Executive Officer of Fenway said "Aber's investment is a strong vote of confidence in the progress the company has made over the past three years and enables us to realize an attractive partial return on our investment, while retaining an ongoing interest in Harry Winston's promising future." Aber has the option to purchase the remaining 49% from Fenway Partners and Mr. Winston at the then fair market value on the sixth year anniversary of the transaction.

Aber has purchased its interest in Harry Winston for US$85 million of which US$20 million is in the form of additional working capital. Aber will initially pay US$40 million and fund the remainder over a period of one year. In conjunction with Aber's investment a new US$60 million credit facility has been arranged by Harry Winston, with a consortium of banks lead by ABN Amro Bank N.V. "The terms of this transaction reflect the value added that Aber can bring to Harry Winston, and the potential of the brand" said Mr. Gannicott. "Although the acquisition is dilutive to Aber's earnings in the first year, it is expected to be neutral in year two and accretive thereafter. In contrast to a mining project, with revenues dependent on a depleting resource, a business such as Harry Winston has potentially infinite life and therefore strong residual value." Based on Harry Winston's current operations, it is expected that the dilution to Aber's fiscal 2004-2005 earnings will be approximately US$0.05 per share.

Harry Winston is the inventor of modern couture jewellery, and is known as the "King of Diamonds" and "Jeweller to the Stars". The company is headquartered in New York City, operates six retail salons worldwide, and plans to open new salons in Las Vegas and Taiwan this year. In addition it has over 100 points of distribution internationally for its exclusive line of timepieces. Harry Winston has an unrivalled position as the most exclusive and prestigious jewellery retailer and is known for its expertise, handmade craftsmanship, quality gems and innovative gem stone settings. The jeweller is best known for donating the world's most famous gem stone, the Hope Diamond, to the Smithsonian Institution.

A new Chief Executive Officer has been selected, with Mr. Winston continuing as Chairman. The appointment of the Chief Executive, as well as other additions to the management team, will be announced in mid-April to allow an orderly transition from their current employers.

Aber was advised by Rothschild Inc. and Fenway Partners, Inc. was advised by Michel Dyens & Co.

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this news release, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber Diamond Corporation

Aber Diamond Corporation is a diamond marketing company supplying a Canadian product to the global diamond market. The Company's wholly owned subsidiary, Aber Diamond Mines Ltd., holds a 40% joint venture interest in the world class Diavik Diamond Mine located in Canada's Northwest Territories.

About The Harry Winston Group

Founded in 1932, Harry Winston is one of the world's most prestigious diamond jewelers, known as 'Jeweller to the stars', and one of a handful of American luxury goods brands. The Harry Winston brand name is synonymous with the most famous gemstones and jewelry designs in the world, including the Hope Diamond, the Jonker Diamond, the Taylor-Burton Diamond, the Star of Sierra Leone and the Star of Independence. Headquartered on Fifth Avenue in New York, and with 2003 calendar year sales of approximately $130 million, the company maintains six salons in some of the most desirable shopping real estate locations around the world: New York City, Beverly Hills, Paris, Geneva, Tokyo and Osaka.

About Fenway Partners, Inc.

Fenway Partners, Inc., recognized for successfully building brands and businesses, is a private equity firm based in New York with funds under management of more than $1.4 billion. In partnership with management, the Firm invests in companies like The Harry Winston Group with strong strategic positions and significant opportunities for growth. For further information about Fenway, visit the firm's Web site at www.fenwaypartners.com.

For further information, please contact:
Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext. 225)
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

For enquiries regarding Fenway Partners, Inc., please contact:
Alan Oshiki, Broadgate Consultants — (212) 232-2354